UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

July 28, 2015

Results of PEMEX1 as of June 30, 20152

Second Quarter 2015 (net of IEPS)	2014	2015	Variation	2015		Highlights
	(MXN billion)			(USD billion)
Total Sales	424.0	309.7	-27.0%	19.9	g	Total hydrocarbons production averaged 3.3 MMboed, and crude oil production decreased by 9.8%.
Operating Income	171.1	53.9	-68.5%	3.5	g	The average price of the Mexican crude oil basket decreased by 44.4%, from USD 97.09 to USD 53.95.
Net Income (Loss)	(52.3)	(84.6)	61.8%	(5.4)	g	EBITDA totaled MXN 130.7 billion (USD 8.4 billion).

Acronyms used: Special Tax on Production and Services (IEPS), thousand (M), million (MM), billion (MMM), thousand barrels per day (Mbd), thousand barrels of oil equivalent per day (Mboed), thousand cubic feet per day (Mcfd), thousand tons (Mt).

Uses and Sources of Funds as of June 30, 2015

(MXN million)

(1)	Before taxes and duties. Calculated by adding accrued taxes and duties to revenues from operations from the statement of changes in financial position.
(2)	Excludes E&P Financed Public Works Contract Program.
(3)	Includes (i) a MXN 2,308 million effect from exploration expenses, investment in shares, dividend revenue and financial instruments available for sale and (ii) change of cash effect of MXN 3,527 million.

[1]	PEMEX refers to Petróleos Mexicanos, its Productive Subsidiary Companies, Affiliates, Subsidiary Entities and Subsidiary Companies.
[2]	PEMEX is providing this report to publish its preliminary financial and operational results for the second quarter of 2015. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its result of the second quarter of 2015. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on July 28, 2015. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

PEMEX

Operating Results

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)
	2014	2015	Change
Upstream
Total hydrocarbons (Mboed)	3,578	3,255	-9.0%	(323)
Liquid hydrocarbons (Mbd)	2,510	2,261	-9.9%	(249)
Crude oil (Mbd)	2,468	2,225	-9.8%	(243)
Condensates (Mbd)	42	36	-14.6%	(6)
Natural gas (MMcfd)(1)	6,524	6,282	-3.7%	(241)
Downstream
Dry gas from plants (MMcfd)(2)	3,593	3,276	-8.8%	(317)
Natural gas liquids (Mbd)	368	323	-12.1%	(44)
Petroleum products (Mbd)(3)	1,401	1,216	-13.2%	(185)
Petrochemical products (Mt)	1,366	1,249	-8.5%	(116)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

Exploration & Production 2Q15

Crude Oil Production

During the second quarter of 2015, total crude oil production averaged 2,225 Mbd, a 9.8%, or 243 Mbd decrease as compared to the same period of 2014. This variation was primarily due to:

•     a 9.9% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit;

•     an 8.4% decrease in production of light crude oil, primarily due to production deferrals at fields of the Abktatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A Permanente platform. By the end of the quarter, the decrease in production volume due to the pending restoration of the Abkatún-A Permanente platform was 20 Mbd; and

•     a 13.6% decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells located in the Samaria-Luna business unit, a natural decline in production at the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells in the Macuspana-Muspac business unit.

This decrease was partially offset by a 2.5% increase in production from the Litoral de Tabasco and Ku-Maloob-Zaap business units.

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PEMEX

Crude Oil Production (Mbd)	Crude Oil Production (Mbd)

Natural Gas Production

During the second quarter of 2015, natural gas production decreased by 6.3%[3], as compared to the same quarter of 2014, from 5,762 to 5,399 MMcfd. This decrease was primarily driven by:

•     an 8.4% decrease in the supply of associated gas, primarily caused by production deferrals at fields of the Abkatún-Pol-Chuc business unit, as a result of the incident that occurred at the Abkatún-A Permanente platform, as well as an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and

•     a marginal decrease in non-associated gas production during the period, primarily at the Veracruz and Macuspana business units of the Northern and Southern region, respectively.

Natural Gas Production

(MMcfd)

[3]	Does not include nitrogen.

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PEMEX

Natural Gas by Asset (MMcfd)	Natural Gas Production by Type of Field 2Q15

Gas Flaring

During the second quarter of 2015, natural gas use as a percentage of production amounted to 90.2%.

Gas flaring increased by 135.3%, primarily as a result of the incident that occurred at the Abkatún-A Permanente platform, delays in the completion of works for gas utilization and problems with compression equipment located on marine rigs.

Gas Flaring

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PEMEX

Operational Infrastructure

During the second quarter of 2015, the average number of operating wells totaled 9,380, a 1.4% decrease as compared to the average number of operating wells during the same quarter of 2014.

The completion of wells decreased by 19.3%, a decrease of 22 wells, of which 18 are development wells and 4 are exploration wells. This decrease was a result of a scheduled reduction of development activities at the Poza Rica-Altamira, Burgos and Veracruz business units in the Northern region, and a scheduled reduction of exploration activities at the Burgos and Southeastern Onshore Basins business units in the Northern and Southern region, respectively.

Average Number of Operating Wells	Average Operating Wells by Type of Field 2Q15

Completed Wells

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PEMEX

Average Number of Operating Drilling Rigs

Average Drilling Rigs by Type 2Q15

Seismic Information

During the second quarter of 2015, 3D seismic data acquisition increased by 106.0%, while 2D seismic data acquisition decreased by 80.0% as a result of a reduction in the areas assigned to PEMEX for exploration as part of the Round Zero process.

The two-dimensional acquisition efforts were focused on the Sur de Burgos 2D study, which acquired 177 km of 2D seismic data. In addition, PEMEX acquired 612 km2 of 3D seismic data by focusing its three-dimensional acquisition efforts on the Salsomera NE 3D and the Ku-Maloob-Zaap 3D 3C studies.

Seismic Information

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PEMEX

Discoveries

As a result of the exploratory activities carried out during the second quarter of 2015, the Batsil -1 well located 102 km northwest of Ciudad del Carmen, Campeche, at water depths of 82 meters in the Litoral de Tabasco business unit, confirmed the existence of heavy crude oil. The initial production of the discovery well was above 1,190 bd.

In addition, the Cheek-1 well located 69 km northwest of Ciudad del Carmen, Campeche, at water depths of 28 meters in the Abkatún-Pol-Chuc business unit, confirmed the existence of light crude oil. The initial production of the discovery well was more than 2,100 bd.

The volume of hydrocarbon reserves in these deposits is currently being evaluated. Nevertheless, we would highlight that these discoveries are located in shallow waters near existing production complexes. Production is expected to commence approximately 16 months after a development plan is approved and corresponding authorizations are obtained, achieving a stable production platform six months later.

Main Discoveries

As of June 30, 2015

Business Unit	Well	Geologic Age	Initial Production		Water Depth	Type of Hydrocarbons
			Oil & Condensates (bd)	Gas (MMcfd)	Meters
Litoral de Tabasco	Batsil-1	Late Cretaceous	1,198	0.5	82	Heavy Crude Oil
Abkatún-Pol-Chuc	Cheek-1	Cretaceous-Breccia	2,148	1.6	28	Light Crude Oil
Total			3,346	2.1

Other Information Related to E&P Activities

Incidents

On April 1, 2015, an explosion occurred at the Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, seven people died and 45 people were injured. PEMEX profoundly regrets the loss of human lives and the injuries suffered by workers due to this incident.

As of the date of this report, the root-cause analysis to determine the primary cause of the explosion continues to be conducted by the company ABSG.

On May 5, 2015, the Troll Solution jack-up, owned by Typhoon Offshore, tilted while positioning itself on the Caan-A platform, in the Campeche Sound, due to a failure of one of its legs. Hydrocarbons production was not affected, as Troll Solution is a mobile platform that provides only maintenance to wells.

Unfortunately, two workers from Typhoon Offshore died and a third one was injured. PEMEX profoundly regrets the loss of human lives and the injuries suffered by workers due to this incident.

On June 22, 2015, an oil and gas leak occurred at the Akal-H satellite platform in the Campeche Sound. There were no injuries to report and hydrocarbons production was not affected.

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PEMEX

Industrial Transformation 2Q15

Crude Oil Processing

During the second quarter of 2015, total crude oil processing decreased by 11.7%, to 1,058 Mbd, as compared to the same period of 2014, primarily due to scheduled maintenance cycles; non-scheduled maintenance and overhaul works and operational problems resulting from the quality of crude oil supplied by producing areas. As a result, PEMEX’s usage of its primary distillation capacity decreased by 8.4 percentage points.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 2.5 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline.

Crude Oil Processing (Mbd)

Production of Petroleum Products	During the second quarter of 2015, total petroleum products output decreased by 13.2%, as compared to the same period of 2014, from 1,401 to 1,216 Mbd, primarily due to a decrease in the amount of crude oil processed during this period.

Petroleum Products Production (Mbd)

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PEMEX

Variable Refining Margin	During the second quarter of 2015, PEMEX’s NRS recorded a positive variable refining margin of USD 8.85 per barrel, as compared to USD 3.56 per barrel during the first quarter of 2014. This increase is primarily a result of processing a heavier crude oil mix.

Variable Refining Margin (USD /b)
Natural Gas Processing and Production

During the second quarter of 2015, natural gas processing decreased by 8.3%, to 3,955 MMcfd, as compared to the same period of 2014, in response to the decreased availability of sour and sweet wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 8.8% and 12.1%, respectively, as compared to the same period of 2014.

Condensates processing decreased by 15.7%, to 39.5 Mbd during the second quarter of 2015, as compared to the same period of 2014, primarily due to decreased availability of sour condensates in the Marine regions.

Natural Gas Processing (MMcfd)

Dry Gas and Natural Gas Liquids Production

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PEMEX

Petrochemicals Production

During the second quarter of 2015, the production of petrochemical products decreased by 8.5%, or 116 Mt, as compared to the same period of 2014, primarily due to the following:

•     a 140 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to a reduction in the supply of natural gas; and

•     a 60 Mt decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline, which resulted from an increase in the use of octane gasoline as an input in the production of additional high octane hydrocarbons.

This decrease was partially offset by:

•     an 11 Mt increase in production in the ethane derivatives chain, mainly due to increased production at the Swing plant;

•     a 57 Mt increase in production in the aromatics and derivatives chain, due to the increased production of high octane hydrocarbons; and

•     a 13 Mt increase in production in the propylene and derivatives chain, mainly due to increased output of propylene, as a result of the stabilization of the acrylonitrile production plant.

Petrochemicals Production

(Mt)

Industrial Transformation Projects

NuStar Energy

On April 10, 2015, Petróleos Mexicanos announced a ten-year agreement between NuStar Energy L.P. (“NuStar”) and PMI, a subsidiary company of Petróleos Mexicanos, for the transportation and storage of naphtha.

Pursuant to the agreement, naphtha produced at the Reynosa-Burgos complex will be transported via NuStar’s Burgos-Valley pipeline system first to a terminal in Edinburg, Texas, and then to Transmontaigne’s terminal in Brownsville, Texas.

Maverick Terminal LLC

On April 21, 2015, Petróleos Mexicanos through its affiliate, PMI, signed an agreement for the storage of liquid fuels with Maverick Terminal LLC.

Pursuant to the agreement, four tanks will be installed in Brownsville, Texas, which will have an initial total capacity of 300 Mbd, with a capability of expansion of up to 700 Mbd. Operations are expected to start during the third quarter of 2015.

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PEMEX

Pemex Gas Stations	As of June 30, 2015, a total of 11,006 PEMEX gas stations were registered, which is 98 more than the number registered as of June 30, 2014.

Industrial Safety

Frequency Index[4]

During the second quarter of 2015, the accumulated frequency index for PEMEX personnel was 0.52 injuries per million man-hours worked (MMhh), which represents a 73.2% increase as compared to the same period of 2014, and is 30.0% higher than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

Severity Index[5]

By the end of the second quarter of 2015, the accumulated severity index was 29 days lost per MMhh, a 59.1% increase as compared to the second quarter of 2014.

Petróleos Mexicanos continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. Petróleos Mexicanos continues to evaluate the impact of these initiatives.

Environmental Protection

Sulfur Oxide Emissions

During the second quarter of 2015, sulfur oxide emissions increased by 9.5% as compared to the same period of 2014, primarily due to emissions produced as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northeastern Marine region and at the Akal C7/C8 Gas Processing Center.

Water Reuse

During the second quarter of 2015, the reuse of water increased by 2.0% as compared to the same period of 2014, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

Safety, Health at Work & Environmental Protection Strategy for 2015-2025	On May 28, 2015, PEMEX presented its Safety, Health at Work and Environmental Protection Strategy for 2015-2025 (SSPA, by its acronym in Spanish), which outlines actions to strengthen safety and reliability of operations in an efficient manner.

[4]	Refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.
[5]	Refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

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PEMEX

Financial Results

PEMEX

Consolidated Income Statement

	Second quarter (Apr.-Jun.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total sales	409,070	308,864	-24.5%	(100,207)	19,840
Domestic sales	241,793	190,145	-21.4%	(51,648)	12,214
Exports	165,673	115,427	-30.3%	(50,246)	7,415
Services income	1,604	3,291	105.2%	1,687	211
Cost of sales	217,375	218,575	0.6%	1,200	14,040
Gross income	191,695	90,289	-52.9%	(101,406)	5,800
Other revenues (expenses)	15,716	978	-93.8%	(14,738)	63
IEPS accrued	14,974	831	-94.4%	(14,143)	53
Other	742	147	-80.2%	(595)	9
Transportation and distribution expenses	7,995	8,516	6.5%	521	547
Administrative expenses	28,325	28,825	1.8%	500	1,852
Operating income (loss)	171,091	53,926	-68.5%	(117,165)	3,464
Total interest expense	(11,004)	(15,834)	43.9%	(4,830)	(1,017)
Total interest income	714	1,295	81.4%	581	83
Income (cost) due to financial derivatives	629	1,318	109.7%	690	85
Foreign exchange profit (loss)	3,506	(28,731)		(32,237)	(1,846)
Profit sharing in non-consolidated subsidiaries and affiliates	692	1,168	68.8%	476	75
Income before taxes and duties	165,628	13,142	-92.1%	(152,486)	844
Taxes and duties	217,923	97,772	-55.1%	(120,151)	6,280
Net income (loss)	(52,295)	(84,630)	61.8%	(32,335)	(5,436)
Other comprehensive results	636	(1,449)		(2,085)	(93)
Investment in equity securities	1,258	(493)	-139.2%	(1,751)	(32)
Actuarial losses due to employee benefits	18	0.0		(18)	0
Conversion effect	(640)	(956)	49.4%	(316)	(61)
Comprehensive income (loss)	(51,660)	(86,079)		(34,420)	(5,529)

Income Statement from April 1 to June 30, 2015

Sales

During the second quarter of 2015, total sales (including the amount of IEPS credit) decreased by 27.0%, or MXN 114.3 billion, as compared to the same period of 2014, primarily as a result of:

•     24.8%, or MXN 44.8 billion decrease in domestic sales of gasoline and diesel. The price effect on the domestic sales of gasoline and diesel had a negative impact of MXN 46.2 billion, while sales volume increased by USD 1.4 billion;

•     34.8%, or MXN 43.4 billion decrease in exports of crude oil and condensates, largely due to a decline in the prices of oil. The price effect on the exports of oil and condensates had a negative impact of MXN 41.6 billion, and sales volume decreased by MXN 1.8 billion. The Mexican crude oil basket decreased by USD 43.14, from USD 97.09 to USD 53.95 per barrel;

•     40.4%, or MXN 9.1 billion decrease in domestic sales of dry gas, mainly due to a decline in the prices of gas, and a decrease in sales volume. The Henry Hub price reference used decreased from USD 4.68 to USD 2.65 per million British Thermal Units (MMBtu). The price effect on the domestic sales of dry gas had a negative impact of MXN 6.5 billion, and sales volume decreased by MXN 2.6 billion;

•     63.1%, or MXN 8.0 billion decrease in domestic sales of fuel oil; and

•     16.2%, or MXN 6.5 billion decrease in exports of petroleum products, primarily as a result of lower prices. The price effect on the reduction of petroleum products’ exports had a negative impact of MXN 12.1 billion, and was partially offset by an increase in sales volume by MXN 5.6 billion.

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Sales Evolution

(MXN million)

Exports (MXN million)	Crude Exports by Region 2Q15

Domestic Sales including IEPS Credit (MXN million)	Domestic Sales of Petroleum Products 2Q15

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Gross & Operating Income

During the second quarter of 2015, gross income, net of IEPS, decreased by 55.9%, or MXN 115.5 billion, as compared to the same period of 2014. It’s important to highlight that as of January 1, 2015, PEMEX’s tax regime was modified as established in the Hydrocarbons Revenue Law, which sets forth that direct taxes and duties should be recorded under the cost of sales: Hydrocarbon Extraction Duty, Hydrocarbon Exploration Duty, and Hydrocarbon Extraction Activity Tax.

In addition, operating income decreased by 68.5%, or MXN 117.2 billion, as compared to the same period of 2014, to MXN 53.9 billion.

Operating Income Evolution (MXN million) Net of IEPS

Composition of Net Income (Loss)

During the second quarter of 2015, PEMEX recorded a net loss of MXN 84.6 billion, primarily as a result of:

•    operating income of MXN 53.9 billion;

•    net interest expense of MXN 14.5 billion;

•    costs associated to financial derivatives of MXN 1.3 billion;

•    a foreign exchange loss of MXN 28.7 billion; and

•    taxes and duties of MXN 97.8 billion.

During the second quarter of 2015, the ratio of taxes and duties paid to operating income was 181.3%, as compared to 127.4% during the same period of 2014. We would highlight that based on the new fiscal regime applicable as of January 1, 2015, some of the taxes and duties are recorded under the cost of sales, therefore, operating income between the 2014 and 2015 periods is not entirely comparable.

Although since 2015, PEMEX has been subject to a new fiscal regime that is more in line with the rest of the oil and gas industry, PEMEX, as opposed to other companies, is still not able to deduct all of its operating costs and expenses in its calculation of taxes and duties. As a result, taxes and duties paid have consistently been greater than income before taxes and duties and operating income since 1998, except for 2006, when the cap on permitted deductions was updated.

It is therefore desirable that in the future, the fiscal regime applicable to PEMEX is one that is comparable to other companies in the oil and gas industry. In order to realize all of the expected benefits from the Energy Reform, it is of utmost importance that all players in the Mexican oil and gas industry operate under equal conditions.

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PEMEX

Composition of Net Income

(MXN million)

Evolution of Taxes and Duties

(MXN million)

Evolution of Net Income (Loss)

The increase in net loss during the second quarter of 2015 is primarily explained by:

•     a 68.5%, or MXN 117.2 billion decrease in operating income;

•     a MXN 4.3 billion increase in net interest expense;

•     a MXN 0.7 billion increase in costs associated to financial derivatives, mainly due to the depreciation of the U.S. dollar against currencies other than the Mexican peso in which Petróleos Mexicanos has entered into cross currency swaps;

•     a MXN 32.2 billion foreign exchange loss, as a result of a 2.7% depreciation of the Mexican peso relative to the U.S. dollar during the second quarter of 2015, as compared to a 0.4% appreciation of the Mexican peso relative to the U.S. dollar during the same period of 2014; and

•     a 55.1%, or MXN 120.2 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result of the aforementioned, PEMEX recorded a net loss of MXN 84.6 billion during the second quarter of 2015, as compared to MXN 52.3 billion during the same period of 2014.

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PEMEX

Evolution of Net Income (Loss)

(MXN million)

Comprehensive Income (Loss)	During the second quarter of 2015, other comprehensive results decreased by MXN 2.1 billion, primarily as a result of a MXN 1.8 billion decrease in investment on assets available for sale, mainly from the sale of Repsol shares. As a result, the comprehensive loss amounted to MXN 86.1 billion.

Evolution of Comprehensive Income

(MXN million)

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PEMEX

Consolidated Balance Sheet as of June 30, 2015

PEMEX

Consolidated Balance Sheet

	As of December 31,	As of June 30,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total assets	2,128,368	2,121,733	-0.3%	(6,636)	136,292
Current assets	289,327	252,611	-12.7%	(36,716)	16,227
Cash and cash equivalents	117,989	91,259	-22.7%	(26,730)	5,862
Accounts, notes receivable and other	114,423	107,603	-6.0%	(6,820)	6,912
Inventories	49,939	46,101	-7.7%	(3,838)	2,961
Financial assets available for sale	5,415	5,507	1.7%	92	354
Derivative financial instruments	1,563	2,141	37.0%	579	138
Permanent investment in shares of associates	22,015	24,359	10.6%	2,344	1,565
Property, plant and equipment	1,783,374	1,814,181	1.7%	30,807	116,536
Deferred taxes	4,143	2,004	-51.6%	(2,139)	129
Restricted cash	6,884	7,280	5.7%	396	468
Other assets	22,625	21,298	-5.9%	(1,327)	1,368
Total liabilities	2,896,089	3,060,176	5.7%	164,086	196,573
Current liabilities	334,159	295,576	-11.5%	(38,583)	18,987
Short-term financial debt	145,866	168,098	15.2%	22,232	10,798
Suppliers	116,178	58,569	-49.6%	(57,609)	3,762
Accounts and accrued expenses payable	12,235	18,791	53.6%	6,556	1,207
Derivative financial instruments	17,460	21,533	23.3%	4,073	1,383
Taxes and duties payable	42,420	28,584	-32.6%	(13,836)	1,836
Long-term liabilities	2,561,930	2,764,599	7.9%	202,670	177,587
Long-term financial debt	997,384	1,163,208	16.6%	165,823	74,720
Reserve for employee benefits	1,474,089	1,517,203	2.9%	43,114	97,459
Reserve for diverse credits	78,423	72,111	-8.0%	(6,311)	4,632
Other liabilities	7,718	10,695	38.6%	2,977	687
Deferred taxes	4,316	1,383	-68.0%	(2,933)	89
Total equity	(767,721)	(938,443)	22.2%	(170,722)	(60,282)
Holding	(768,066)	(938,672)	22.2%	(170,606)	(60,296)
Certificates of contribution “A”	134,605	144,605	7.4%	10,000	9,289
Federal Government Contributions	43,731	43,731	0.0%	—	2,809
Legal Reserve	1,002	1,002	0.0%	—	64
Comprehensive accumulated results	(394,594)	(390,150)	-1.1%	4,445	(25,062)
Retained earnings (accumulated losses)	(552,809)	(737,859)	33.5%	(185,051)	(47,397)
From prior years	(287,606)	(552,809)	92.2%	(265,203)	(35,510)
For the year	(265,203)	(185,051)	-30.2%	80,153	(11,887)
Participation of non-holding entities	345	229	-33.7%	(116)	15
Total liabilities and equity	2,128,368	2,121,733	-0.3%	(6,636)	136,292

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PEMEX

Working Capital	As of June 30, 2015, working capital totaled MXN (43.0) billion, primarily as a result of a MXN 22.2 billion increase in short-term financial debt, a MXN 6.6 billion increase in accounts and accrued expenses payable, and a MXN 3.5 billion increase in derivate financial instruments –net-, which were partially offset by a MXN 57.6 billion reduction in suppliers.
Working Capital (MXN million)

Debt

Total financial debt increased by 16.4%, to MXN 1,331.3 billion (USD 85.5 billion), primarily due to the additional financing activities carried out during the period.

During 2015, Petróleos Mexicanos and PMI’s6 total financing activities amounted to MXN 236.4 billion (USD 15.2 billion). Total debt payments made during the period amounted to MXN 97.8 billion (USD 6.3 billion).

PEMEX’s financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Financial Debt (MXN billion)

[6]	Refers to P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd and Pro-Agroindustria, S.A. de C.V.

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PEMEX

Financial Debt Exposure as of June 30, 2015

Average Duration of Financial Debt Exposure (years)

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PEMEX

Investment Activities

Activity

During the first half of 2015, PEMEX spent MXN 199.7 billion (USD 13.2 billion)[7] on investment activities, which represents 64.9% of the total investment of MXN 307.6 billion that were programmed for the year. These investments were allocated as follows:

•     MXN 171.7 billion to Pemex-Exploration and Production[8], MXN 24.1 billion of which were allocated to exploration;

•     MXN 22.6 billion to Pemex-Refining;

•     MXN 3.3 billion to Pemex-Gas and Basic Petrochemicals;

•     MXN 1.4 billion to Pemex-Petrochemicals; and

•     MXN 0.8 billion to Petróleos Mexicanos Corporate.

Financing Activities

Capital Markets

From April 1 to July 16, 2015, Petróleos Mexicanos issued a total of MXN 17.5 billion of short-term Certificados Bursátiles at fixed and floating rates and repaid MXN 12.5 billion.

On April 21, 2015, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.25 billion:

•     EUR 1.0 billion, 1.875% Notes due in April 2022; and

•     EUR 1.25 billion, 2.750% Notes due in April 2027.

On July 16, 2015, Petróleos Mexicanos issued Certificados Bursátiles for an aggregate amount of approximately MXN 7.7 billion, in three tranches:

•     MXN 650 million due in 2020, at a floating rate of TIIE[9]+15 basis points (PEMEX 14 reopening);

•     MXN 6.1 billion due in 2026, at a fixed rate of 7.47% (PEMEX 14-2 reopening); and

•     The equivalent of approximately MXN 971.6 million in UDIs (Investment Units) due in 2026, at a fixed rate of 3.94% (PEMEX 14U reopening).

ECAs	On July 22, 2015, Petróleos Mexicanos issued USD 525 million of its 2.46% Notes, due in 2025. These are structured bonds guaranteed by the U.S. Export Import Bank.
Syndicated Revolving Credit Lines	As of June 30, 2015, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 1.05 billion and MXN 3.5 billion are available.

[7]	Convenience translation has been made at the established average exchange rate for the second quarter of 2015, of MXN 15.1200 = USD 1.00.
[8]	Includes maintenance expenditures.
[9]	TIIE stands for Interbank Equilibrium Interest Rate in Spanish.

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PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of June 30,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Operating activities
Net income (loss)	(88,249)	(185,176)	109.8%	(96,927)	(11,895)
Items related to investing activities	88,494	87,459	-1.2%	(1,036)	5,618
Depreciation and amortization	73,174	77,652	6.1%	4,478	4,988
Impairment of properties, plant and equipment	8,678	(3,013)		(11,691)	(194)
Unsuccessful wells	5,559	9,517	71.2%	3,958	611
Retirement of property, plant and equipment	2,597	4,070	56.7%	1,473	261
Realized profit (loss) by investments in equity securities	189	—		(189)	—
Profit sharing in non-consolidated subsidiaries and affiliates	(1,827)	(1,207)	-33.9%	620	(78)
Dividends received	(504)	(171)		333	(11)
Effects of net present value of reserve for well abandonment	629	611		(18)	39
Activities related to financing activities	17,686	76,402	332.0%	58,716	4,908
Amortization of primes, discounts, profits and debt issuance expenses	(997)	(2,096)	110.2%	(1,099)	(135)
Interest expense (income)	21,824	29,812	36.6%	7,989	1,915
Unrealized loss (gain) from foreign exchange fluctuations	(3,141)	48,686	-1650.2%	51,827	3,127
Subtotal	17,931	(21,315)	-218.9%	(39,247)	(1,369)
Funds provided by (used in) operating activities	5,257	(19,591)	-472.7%	(24,848)	(1,258)
Financial instruments for negotiation	1,087	3,495	221.4%	2,407	224
Accounts and notes receivable	(8,363)	(5,780)	-30.9%	2,583	(371)
Inventories	13,384	3,838	-71.3%	(9,546)	247
Other assets	(5,715)	(5,914)	3.5%	(199)	(380)
Accounts payable and accrued expenses	2,205	6,556	197.3%	4,351	421
Taxes paid	15,944	(1,461)	-109.2%	(17,405)	(94)
Suppliers	(47,714)	(57,609)	20.7%	(9,895)	(3,701)
Reserve for diverse credits	1,211	(5,036)	-515.8%	(6,246)	(323)
Reserve for employees benefits	34,111	43,114	26.4%	9,003	2,769
Deferred taxes	(894)	(795)	-11.1%	99	(51)
Net cash flow from operating activities	23,188	(40,906)	-276.4%	(64,094)	(2,628)
Investing activities	—	—	0.0%	—	—
Acquisition of property, plant and equipment	(92,594)	(100,325)	8.3%	(7,731)	(6,444)
Exploration expenses	(448)	(2,276)	408.0%	(1,828)	(146)
Investment in securities	(118)	(31)		87	(2)
Dividends received	336	—		(336)	—
Financial instruments available for sale	12,735	—		(12,735)	—
Net cash flow from investing activities	(80,089)	(102,633)	28.1%	(22,544)	(6,593)
Cash needs related to financing activities	(56,901)	(143,539)	152.3%	(86,638)	(9,220)
Financing activities
Increase of contributions from the Federal Government	2,000	10,000	400.0%	8,000	642
Retirement of contributions from the Federal Government	(190)	—		190	—
Loans obtained from financial institutions	177,846	228,348	28.4%	50,503	14,668
Amortization of loans	(94,105)	(97,823)	4.0%	(3,718)	(6,284)
Interest paid	(20,468)	(26,973)	31.8%	(6,505)	(1,733)
Net cash flow from financing activities	65,083	113,552	74.5%	48,470	7,294
Net Increase (decrease) in cash and cash equivalents	8,182	(29,987)	-466.5%	(38,168)	(1,926)
Effect of change in cash value	(513)	3,257	-734.9%	3,770	209
Cash and cash equiv. at the beginning of the period	80,746	117,989	46.1%	37,243	7,579
Cash and cash equivalents at the end of the period	88,414	91,259	3.2%	2,845	5,862

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PEMEX

Other Relevant Information

New Organic Statute	The Board of Directors of Petróleos Mexicanos adopted a new Organic Statute. The Statute was published in the Official Gazette of the Federation on April 28, 2015.
Corporate Reorganization

On June 1, 2015, the recently created productive state-owned subsidiaries, Pemex Exploration and Production and Pemex Cogeneration and Services, were formed and began operating. Moreover, the Corporate Office of Operations was transformed into the Corporate Office of Planning, Coordination and Performance.

The Board of Directors of PEMEX also appointed the following individuals to the positions indicated below:

Pemex Exploration and Production:

•     Juan Javier Hinojosa, Director of Development and Production

•     José Antonio Escalera, Director of Exploration

•     Gustavo Hernández, Director of Operations

Pemex Cogeneration and Services:

•     Eleazar Gómez, Director General of Pemex Cogeneration and Services;

Corporate Office of Planning, Coordination and Performance:

•     Rodulfo Figueroa, Corporate Director of Planning, Coordination and Performance.

A Management Committee for Pemex Exploration and Production was created, which is presided by Juan Javier Hinojosa as Executive Director, with José Antonio Escalera and Gustavo Hernández, as additional members.

On July 3, 2015, the Board of Directors of each of Pemex Cogeneration and Services and Pemex Exploration and Production was installed, and the organic statute of each entity was also approved.

The Board of Directors of Pemex Cogeneration made the following appointments:

•     Raquel Buenrostro, Planning and Development;

•     Alberto Elizalde, Project Execution;

•     Roberto Osegueda, Operations; and

•     Rodrigo Sánchez, Sales.

In addition, the Board of Directors of Pemex Exploration and Production approved the following appointments:

•     Miguel Angel Flores, Secretary to the Board of Directors of Pemex E&P;

•     Patricia Zorrilla, Pro-Secretary of the Board of Directors of Pemex E&P;

•     Ricardo Villegas, Deputy Director of Production (Shallow Waters);

•     Félix Alvarado, Deputy Director of Production (Onshore Fields);

•     José Luis Fong, Deputy Director of Production (Non-Conventional Fields);

•     Plácido Reyes, Deputy Director of Production (Non-Associated Gas Fields);

•     Eduardo Zavala, Deputy Director of Sustainable Development, Industrial Safety, Health and Environmental Protection;

•     José Guadalupe de la Garza, Deputy Director of Reliability;

•     Primo Luis Velazco, Deputy Director of Processing and Distribution of Hydrocarbons; and

•     Luis Ramos, Deputy Director of Portfolio Management.

Crude Oil Exports to Asia	On May 14, 2015, Petróleos Mexicanos, through P.M.I. Comercio Internacional, and Hyundai Oilbank Co. Ltd. signed a contract for the supply of five million barrels (MMb) of Mexican crude oil (Maya heavy crude oil and Isthmus light crude oil), with an option for additional volume, to be processed at the Daesan Refinery in South Korea during the second half of 2015. This agreement is part of PEMEX’s business strategy to geographically diversify Mexican oil exports.

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PEMEX

In addition, on July 24, 2015, PEMEX and JX Nippon Oil and Energy Corporation (JX Nippon) signed a contract for the supply of 6 MMb of Isthmus light crude oil. The product will be shipped through six cargoes from the Salina Cruz maritime terminal located in the state Oaxaca, beginning in August 2015 and until January 2016. This is an additional contract to occasional cargoes shipped during the first six months of 2015.

Comprehensive Insurance Policy

On June 23, 2015, PEMEX awarded Mapfre Tepeyac S.A., through a public bidding process, a contract to provide its comprehensive insurance policy. This two-year policy covers direct physical damage to all PEMEX assets, onshore and offshore, as well as any civil liability that may derive from the development of its operations.

In addition, Seguros Inbursa was awarded a contract to provide the civil liability policy for the Board of Directors of Petróleos Mexicanos, top management and executives.

The bidding process had the largest participation of insurance companies ever recorded for the comprehensive policy, totaling eight.

The total premium for both policies amounts to USD 427.9 million.

The cost for managing these policies will decrease from 2.78% for the 2013-2015 period, to 2.41% for the 2015-2017 period.

MOUs	The following table sets forth a brief description of the MOUs recently entered into by Petróleos Mexicanos:

MOU

Counterparty	Date	Purpose
First Reserve	April 7, 2015

•     Explore new business opportunities with respect to a wide range of projects.

•     Exchange of technical and operational knowledge and experience.

•     The MOU contemplates an investment of up to USD 1.0 billion in potential projects related to infrastructure, shipping, cogeneration and processing, among others, in addition to the exchange of technical and operational knowledge and experience.

Global Water Development Partners	May 12, 2015	• Create a partnership to invest in environmentally sustainable water and wastewater treatment infrastructure for upstream and downstream facilities.

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PEMEX

Counterparty	Date	Purpose
Enel - Abengoa	May 12, 2015

•     Form a partnership aimed at the combined execution of the cogeneration project, which will provide power and steam to the Antonio Dovalí Jaime refinery of Salina Cruz, Oaxaca, and to the National Electricity System.

•     Develop an efficient cogeneration plant with an estimated capacity of 517 megawatts of power and 850 tons per hour of steam production.

National Institute for Transparency, Information Access and Personal Data Protection (INAI)	May 14, 2015	• Establish actions regarding access to public government information and personal data protection. • Foster a culture of transparency in government actions. • Promote accountability to the public.

The Consumer Affairs Bureau (PROFECO)	May 19, 2015	• Exchange of confidential information, joint operations and redirection of efforts to protect consumers from gasoline theft at gas stations.

BlackRock	June 1, 2015	• Accelerate the development and financing of strategic energy infrastructure projects of PEMEX.

Ministry of Agrarian, Land and Urban Development (SEDATU), through the Agrarian Prosecutor Office (PA)	July 22, 2015

•     Establish information, consulting and training mechanisms so that the exploration, extraction and distribution of hydrocarbon projects are developed with strict observance to the legal framework and full respect to the agrarian subjects.

•     The PA will carry out advising and conciliatory efforts for the controversies that could derive from the relationship between PEMEX and the agrarian subjects.

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PEMEX

Counterparty	Date	Purpose
Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM)	July 23, 2015

•     Foster competitive development within the Mexican oil and gas industry.

•     Conduct specialized research and consulting to benefits PEMEX’s development. Organize lectures, seminars, conferences, congresses, symposiums, round tables, etc. of common interest for both institutions.

•     Provide postgraduate studies for PEMEX employees, who will assess and supervise the development of social service practices and internships of college students at the company.

Government of the State of Puebla	July 27, 2015	• Boost the production of methanol to oxygenate gasolines in the petrochemical complex Independencia.

Investigations of Alleged Acts of Extortion

On July 7, 2015, Petróleos Mexicanos announced the ongoing investigations related to a complaint filed by an employee of Pemex Exploration and Production about alleged acts of extortion by PEMEX employees towards Súper Pereyra, S.A. de C.V. The complaint is related to a public tender issued by Petróleos Mexicanos for the procurement of food and housing services at accommodation rigs located in the Campeche Sound.

Complaints were filed on June 25, 2015 by the Public Prosecutor of the Ministry of Public Function in coordination with Súper Pereyra.

Agreement with the OECD

On July 20, 2015, Petróleos Mexicanos, through its Corporate Office of Procurement and Supply, signed an agreement with the Organization for Economic Cooperation and Development (OECD) that will enable PEMEX to adopt and promote best practices in procurement, and foster efficient management and transparency in its processes.

The agreement contemplated a comparative study of PEMEX’s procurement and supply business model, which will be conducted in three phases: i) analysis of the regulatory framework; ii) analysis of practices to promote transparency and ethics in procurement; and iii) review of PEMEX’s relationship with suppliers and contractors.

The agreement also considers the training of PEMEX personnel by the OECD on transparency and ethics issues, procurement procedures design and collusion-risk mitigation.

Agreement with Conproca

On July 20, 2015, Petróleos Mexicanos and Conproca, S.A. de C.V. (Conproca), a consortium formed by SK Engineering & Construction Co. Ltd. and Siemens, A.G. (Siemens), reached a settlement agreement to put an end to the controversies derived from the revamp of the Héctor R. Lara Sosa refinery, in Cadereyta, Nuevo León, that began in 1997.

With the agreement, the parties settled all existing disputes, and decided to allocate the resources that Siemens will receive from Conproca to a trust fund to develop projects intended to fight corruption, promote environmental protection and social development, foster transparency, energy culture and fair market practices, and other projects determined by the trust’s Technical Committee, which will be formed by PEMEX and Siemens representatives.

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PEMEX

If you would like to be included in our distribution list, please email the Investor Relations team at ri@pemex.com or register on http://www.pemex.com/en/investors/Paginas/list-distribution-signup.aspx

If you would like to contact us, please call us at (52 55) 1944 9700, (52 55) 1944 9702, (52 55) 1944 8015 or send an email to ri@pemex.com.

Follow us on: @PemexGlobal and @Pemex

Julio Valle	Celina Torres	David Ocañas	Ana Lourdes Benavides

julio.alberto.valle@pemex.com	celina.torres@pemex.com	david.ocanas@pemex.com	ana.lourdes.benavides@pemex.com

Lucero Medina	Mariana López	Alejandro López

lucero.angelica.medina@pemex.com	mariana.lopezm@pemex.com	alejandro.lopezm@pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in Petróleos Mexicanos’ 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV).

EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Methodology

We might change the methodology of the information disclosed in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that we maintain our consolidated financial statements and accounting records in pesos. As of June 30, 2015, the exchange rate of MXN 15.5676 = USD 1.00 is used.

Fiscal Regime

Starting January 1, 2015, Petróleos Mexicanos’ fiscal regime is ruled by the Ley de Ingresos sobre Hidrocarburos (Hydrocarbons Income Law). Since January 1, 2006 and until December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law “Ley del Impuesto Especial sobre Producción y Servicios”. As an intermediary between the Ministry of Finance and Public Credit (SHCP) and the final consumer, PEMEX retains the amount of the IEPS and transfers it to the Mexican Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price” of products. If the “final price” is higher than the “producer price,” the IEPS is paid by the final consumer. If the opposite occurs, the “negative IEPS” amount can be credited against certain of PEMEX’s tax liabilities and included in “Other income (expenses)” in its Income Statement.

PEMEX’s “producer price” is calculated by reference to that of an efficient refinery operating in the Gulf of Mexico. Until 2014, the “final price” or “retail price” was established by the SHCP. In 2015 the SHCP set a cap for retail price based on inflation expectations. In 2016 and 2017 the SHCP expects to apply the same system, and if competitive economic conditions are present, the retail price is expected to be determined by the market beginning in 2018.

Hydrocarbon Reserves

In accordance with the Hydrocarbons Law, published in the Official Gazette of the Federation on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.

As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	activities relating to the generation of electrical energy;

•	projected and targeted capital expenditures and other costs, commitments and revenues, and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Energy Reform Decree (as described in our most recent Annual Report and Form 20-F);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in our most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and our most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

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Annexes

PEMEX

Main Statistics of Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Upstream
Total hydrocarbons (Mboed)	3,578	3,255	-9.0%	(323)	3,595	3,321	-7.6%	(274)
Liquid hydrocarbons (Mbd)	2,510	2,261	-9.9%	(249)	2,524	2,303	-8.7%	(220)
Crude oil (Mbd)	2,468	2,225	-9.8%	(243)	2,480	2,262	-8.8%	(218)
Condensates (Mbd)	42	36	-14.6%	(6)	44	41	-6.5%	(3)
Natural gas (MMcfd)(1)	6,524	6,282	-3.7%	(241)	6,523	6,442	-1.2%	(81)
Downstream
Dry gas from plants (MMcfd)(2)	3,593	3,276	-8.8%	(317)	3,632	3,436	-5.4%	(196)
Natural gas liquids (Mbd)	368	323	-12.1%	(44)	368	336	-8.7%	(32)
Petroleum products (Mbd)(3)	1,401	1,216	-13.2%	(185)	1,366	1,218	-10.8%	(147)
Petrochemical products (Mt)	1,366	1,249	-8.5%	(116)	2,806	2,518	-10.3%	(288)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals, Pemex-Exploration and Production and Pemex-Refining.

PEMEX

Crude Oil Production by Type

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Crude oil (Mbd)	2,468	2,225	-9.8%	(243)	2,480	2,262	-8.8%	(218)
Heavy	1,297	1,169	-9.9%	(129)	1,310	1,166	-11.0%	(144)
Light	869	796	-8.4%	(73)	863	830	-3.8%	(32)
Extra-light	302	261	-13.6%	(41)	306	265	-13.4%	(41)
Offshore crude oil / total	75.4%	77.3%			75.4%	77.6%

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PEMEX

Crude Oil Production by Asset

	2011	2012	2013				2014				2015
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
					(Mbd)
Total	2,553	2,548	2,544	2,516	2,506	2,523	2,492	2,468	2,398	2,360	2,300	2,225
Northeastern Marine Region	1,343	1,309	1,305	1,314	1,302	1,294	1,274	1,252	1,207	1,194	1,144	1,144
Cantarell	501	454	446	445	443	426	414	397	358	332	304	282
Ku-Maloob-Zaap	842	855	859	869	859	868	860	855	850	862	840	861
Southwestern Marine Region	561	585	586	581	595	608	604	610	622	642	646	576
Abkatún-Pol Chuc	276	266	281	288	299	306	300	296	292	309	309	239
Litoral de Tabasco	284	319	305	293	296	303	304	314	331	333	337	337
Southern Region	531	508	498	474	468	484	479	476	448	406	396	393
Cinco Presidentes	83	96	96	91	92	94	93	92	85	87	85	89
Bellota-Jujo	143	130	132	132	133	139	131	131	125	112	103	103
Macuspana-Muspac(1)	81	77	81	80	80	83	84	82	78	64	62	57
Samaria-Luna	223	205	190	170	163	168	171	171	160	143	146	145
Northern Region	119	145	155	146	142	137	133	130	120	117	113	112
Burgos	3	5	7	7	8	9	10	10	—	—	—	—
Poza Rica-Altamira	60	68	66	63	60	58	58	60	61	60	58	59
Aceite Terciario del Golfo(2)	53	69	74	67	63	60	54	49	47	46	44	42
Veracruz	3	4	8	9	10	10	11	11	12	12	11	11

(1)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Natural Gas Production and Gas Flaring

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Total (MMcfd)(1)	5,762	5,399	-6.3%	(363)	5,785	5,575	-3.6%	(210)
Associated	4,137	3,789	-8.4%	(348)	4,167	3,901	-6.4%	(266)
Non-associated	1,624	1,609	-0.9%	(15)	1,618	1,674	3.5%	56
Natural gas flaring (MMcfd)	225	530	135.3%	305	202	397	96.8%	195
Gas flaring / total	3.9%	9.8%			3.5%	7.1%

(1)	Does not include nitrogen.

PEMEX Preliminary Results as of June 30, 2015	2 / 21

www.pemex.com

PEMEX

PEMEX

Natural Gas Production by Asset

	2011	2012	2013				2014				2015
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
					(MMcfd)
Total (1)	6,594	6,385	6,463	6,275	6,328	6,416	6,522	6,524	6,513	6,568	6,604	6,282
Northeastern Marine Region	1,406	1,334	1,356	1,386	1,425	1,480	1,601	1,674	1,706	1,785	1,831	1,835
Cantarell	1,075	1,004	1,014	1,007	1,006	1,001	1,075	1,117	1,116	1,175	1,317	1,294
Ku-Maloob-Zaap	331	330	342	379	418	479	526	557	590	610	514	542
Southwestern Marine Region	1,208	1,259	1,308	1,289	1,313	1,397	1,425	1,378	1,372	1,410	1,500	1,297
Abkatún-Pol Chuc	559	524	560	571	580	606	610	585	507	513	528	353
Litoral Tabasco	649	736	748	718	733	790	815	793	865	896	972	944
Southern Region	1,692	1,652	1,596	1,516	1,562	1,608	1,599	1,563	1,488	1,414	1,374	1,379
Cinco Presidentes	117	116	120	126	134	137	151	148	148	164	158	162
Bellota-Jujo	288	297	309	308	326	334	302	295	284	275	265	265
Macuspana-Muspac(2)	572	543	528	509	497	526	517	503	480	463	466	471
Samaria-Luna	716	696	639	572	604	611	629	617	576	512	485	481
Northern Region	2,288	2,139	2,203	2,083	2,029	1,931	1,897	1,909	1,948	1,960	1,899	1,772
Burgos	1,344	1,269	1,377	1,309	1,264	1,199	1,191	1,205	1,229	1,258	1,222	1,124
Poza Rica-Altamira	115	120	112	107	117	114	110	101	102	99	100	102
Aceite Terciario del Golfo(3)	112	149	168	171	168	161	154	149	148	147	147	145
Veracruz	717	601	546	496	480	457	442	454	469	456	429	400
Nitrogen
Southern Region	96	107	85	84	99	84	89	116	122	117	106	109
Bellota-Jujo	33	35	24	20	28	21	26	54	64	61	43	37
Samaria-Luna	63	72	62	64	71	62	63	62	58	56	63	71
Northeastern Marine Region	585	601	609	632	594	577	625	646	689	691	744	775
Cantarell	585	601	609	632	594	577	625	646	689	691	744	775

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and designated as a separate Asset in 2012.
(3)	The Aceite Terciario del Golfo Asset was created in 2008; when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX

Seismic Information

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
2D (km)	545	177	-67.5%	(368)	2,177	645	-70.4%	(1,532)
3D (km2)	296	612	106.8%	316	6,003	881	-85.3%	(5,122)

PEMEX Preliminary Results as of June 30, 2015	3 / 21

www.pemex.com

PEMEX

PEMEX

Operating Offshore Platforms

	As of June 30,
	2014	2015	Change
Offshore platforms	256	257	0.4%	1
Storage	1	1	0.0%	—
Compression	10	9	-10.0%	(1)
Control and service	1	1	0.0%	—
Linkage	13	13	0.0%	—
Measurement	1	1	0.0%	—
Drilling	173	175	1.2%	2
Production	26	26	0.0%	—
Telecommunications	7	7	0.0%	—
Treatment and pumping	1	1	0.0%	—
Housing	23	23	0.0%	—

PEMEX

Drilled and Operating Wells

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Wells drilled	114	92	-19.3%	(22)	252	176	-30.2%	(76)
Development	107	89	-16.8%	(18)	239	167	-30.1%	(72)
Exploration	7	3	-57.1%	(4)	13	9	-30.8%	(4)
Operating wells	9,513	9,380	-1.4%	(133)	9,619	9,443	-1.8%	(175)
Crude oil	6,333	5,832	-7.9%	(501)	6,378	5,864	-8.1%	(515)
Non-associated gas	3,180	3,548	11.6%	368	3,240	3,579	10.5%	339

PEMEX Preliminary Results as of June 30, 2015	4 / 21

www.pemex.com

PEMEX

PEMEX

Average Operating Drilling Rigs

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Total	124	78	-37.1%	(46)	118	82	-30.5%	(36)
Exploration	17	14	-17.6%	(3)	16	14	-12.5%	(2)
Development	107	64	-40.2%	(43)	102	68	-33.3%	(34)

PEMEX

Crude Oil Processing

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Total processed (Mbd)	1,199	1,058	-11.7%	(140)	1,174	1,058	-9.9%	(116)
Light crude	683	576	-15.6%	(107)	664	563	-15.2%	(101)
Heavy crude	516	482	-6.5%	(34)	510	495	-2.9%	(15)
Light crude / Total processed	57.0%	54.5%	-4.4%	(2.5)	56.5%	53.2%	-5.9%	(3.4)
Heavy crude / Total processed	43.0%	45.5%	5.9%	2.5	43.5%	46.8%	7.7%	3.4
Use of primary distillation capacity	71.7%	63.4%	-11.7%	(8.4)	70.7%	63.4%	-10.3%	(7.3)

PEMEX

Petroleum Products Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Total production (Mbd)	1,401	1,216	-13.2%	(185)	1,366	1,218	-10.8%	(147)
Automotive gasolines	453	395	-12.8%	(58)	442	392	-11.3%	(50)
Fuel oil	276	234	-15.2%	(42)	258	220	-15.1%	(39)
Diesel	307	263	-14.2%	(43)	295	275	-6.7%	(20)
LPG	210	176	-16.3%	(34)	212	186	-12.6%	(27)
Jet Fuel	59	46	-20.8%	(12)	58	48	-16.6%	(10)
Other(1)	97	101	4.7%	5	101	98	-2.6%	(3)

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

Note: As of March 31, 2015 PEMEX had 10,908 service stations.

PEMEX Preliminary Results as of June 30, 2015	5 / 21

www.pemex.com

PEMEX

PEMEX

Natural Gas Processing and Production

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Natural gas processing (MMcfd)	4,311	3,955	-8.3%	(356)	4,347	4,125	-5.1%	(222)
Sour wet gas	3,334	3,095	-7.2%	(239)	3,373	3,219	-4.6%	(154)
Sweet wet gas	976	860	-11.9%	(117)	974	906	-7.0%	(68)
Condensates processing (Mbd)	47	40	-15.7%	(7)	49	45	-7.3%	(4)
Production
Dry gas from plants (MMcfd)	3,593	3,276	-8.8%	(317)	3,632	3,436	-5.4%	(196)
Natural gas liquids (Mbd)	368	323	-12.1%	(44)	368	336	-8.7%	(32)

PEMEX Preliminary Results as of June 30, 2015	6 / 21

www.pemex.com

PEMEX

PEMEX

Production of Petrochemicals

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Total production	1,366	1,249	-8.5%	(116)	2,806	2,518	-10.3%	(288)
Methane derivatives	350	209	-40.1%	(140)	710	516	-27.2%	(193)
Ammonia	225	114	-49.5%	(112)	471	335	-28.9%	(136)
Carbon dioxide	79	54	-32.3%	(26)	149	95	-36.3%	(54)
Methanol	45	42	-6.8%	(3)	90	87	-3.5%	(3)
Ethane derivatives	262	273	4.3%	11	544	542	-0.4%	(2)
Ethylene	7	—	—	—	7	N/D	—	—
Ethylene glycol	41	45	10.0%	4	81	89	10.7%	9
Impure glycol	1	1	12.9%	0	1	2	20.8%	0
Pure monoethylene glycol	3	3	-9.2%	(0)	6	5	-14.2%	(1)
Ethylene oxide	66	62	-6.6%	(4)	131	123	-6.6%	(9)
High density polyethylene	42	38	-10.9%	(5)	82	81	-1.8%	(2)
Low density polyethylene	56	53	-5.4%	(3)	123	108	-12.3%	(15)
Linear low density polyethylene	46	72	56.5%	26	113	135	19.8%	22
Aromatics and derivatives	177	234	32.0%	57	342	431	25.9%	89
Aromine 100	4	5	13.1%	1	7	9	25.1%	2
Benzene	0	6	2569.5%	6	0	7	1434.8%	6
Styrene	33	27	-18.5%	(6)	66	61	-7.9%	(5)
Fluxoil	1	1	-19.4%	(0)	2	2	-9.2%	(0)
High octane hydrocarbon	89	160	79.3%	71	175	281	60.2%	105
Toluene	22	9	-60.0%	(13)	37	22	-40.8%	(15)
Xylenes	27	26	-4.6%	(1)	54	49	-8.0%	(4)
Propylene and derivatives	125	139	10.7%	13	248	257	3.6%	9
Hydrocyanic acid	1.5	1.5	6.3%	0	2	3	20.7%	1
Acrylonitrile	14	14	5.1%	1	25	28	10.8%	3
Propylene	110	123	11.5%	13	220	226	2.5%	6
Other	451	394	-12.7%	(58)	963	772	-19.8%	(190)
Heptane	1	—	—	—	2	—	—	—
Hexane	7	8	6.9%	0	11	18	58.3%	7
Pentanes	4	5	23.4%	1	8	9	14.5%	1
Carbon black	77	79	2.5%	2	173	175	1.0%	2
Butane	8	9	5.2%	0	15	16	9.4%	1
Other	354	293	-17.0%	(60)	753	554	-26.4%	(199)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

PEMEX Preliminary Results as of June 30, 2015	7 / 21

www.pemex.com

PEMEX

PEMEX

Industrial Safety and Environmental Protection

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Frequency index (1)	0.30	0.52	73.2%	0.22	0.35	0.50	42.0%	0.15
Severity index (2)	18	29	59.1%	11	18	22	22.7%	4
Sulfur oxide emissions (Mt)	143	156	9.5%	14	295	308	4.3%	13
Reused water / Use	0.138	0.141	2.0%	0.003	0.146	0.139	-5.1%	(0.007)

(1)	Number of lost-time injuries by MMmh risk exposure.
(2)	Total days lost by MMmh risk exposure.

Note: MMmh stands for millon man-hours.

PEMEX

Volume of Domestic Sales

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Dry natural gas (MMcfd)	3,452	3,056	-11.5%	(397)	3,434	3,151	-8.2%	(283)
Petroleum products (Mbd)	1,703	1,667	-2.1%	(36)	1,696	1,652	-2.6%	(44)
Automotive gasolines	778	785	0.8%	6	772	776	0.5%	4
Fuel oil	135	84	-37.5%	(51)	115	70	-38.9%	(45)
Diesel	393	396	0.8%	3	385	385	-0.1%	(0)
LPG	261	264	1.3%	3	280	279	-0.1%	(0)
Jet fuel	66	69	4.0%	3	67	70	5.3%	4
Other	71	70	-0.9%	(1)	78	71	-8.1%	(6)
Petrochemical products (Mt)	1,042	970	-6.9%	(72)	2,151	2,027	-5.8%	(124)

PEMEX Preliminary Results as of June 30, 2015	8 / 21

www.pemex.com

PEMEX

PEMEX

Volume of Exports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Crude oil (Mbd)	1,081	1,066	-1.4%	(15)	1,136	1,164	2.5%	29
Maya(2)	879	745	-15.3%	(134)	903	834	-7.7%	(69)
Istmo	107	208	95.5%	102	138	202	46.3%	64
Olmeca	95	113	18.3%	17	95	129	35.9%	34
Dry natural gas (MMcfd)(3)	4	3	-38.6%	(2)	4	3	-37.7%	(2)
Petroleum products (Mbd)	159	197	24.1%	38	193	216	11.6%	23
Fuel oil	100	118	17.4%	17	125	139	10.8%	14
Naftas	59	63	7.7%	5	63	66	4.7%	3
Other	—	16	—	16	5	11	114.3%	6
Petrochemical products (Mt)	118	83	-30.2%	(36)	269	151	-43.7%	(117)

(1)	Transactions conducted by PMI Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX

Volume of Imports(1)

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Dry natural gas (MMcfd)(2)	1,406	1,332	-5.3%	(74)	1,360	1,268	-6.8%	(92)
Petroleum products (Mbd)	554	682	23.0%	128	593	681	15.0%	89
Automotive gasolines	329	386	17.3%	57	352	397	12.6%	44
Fuel oil	16	9	-41.6%	(6)	13	7	-43.9%	(6)
Diesel	118	148	25.6%	30	119	141	18.4%	22
LPG	60	94	57.4%	34	80	96	20.2%	16
Jet fuel	8	24	216.6%	16	6	23	266.2%	17
Naftas	24	18	-24.3%	(6)	21	15	-29.6%	(6)
Other	0.5	2.9	524.4%	2.4	0.5	1.7	270.9%	1.2
Petrochemical products (Mt)	88	77	-11.6%	(10)	175	159	-8.9%	(15)

(1)	Transactions conducted by PMI Group.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX Preliminary Results as of June 30, 2015	9 / 21

www.pemex.com

PEMEX

PEMEX

Average Exchange Rates and Reference Data

	Second quarter (Apr.-Jun.)				Six months ending Jun. 30,
	2014	2015	Change		2014	2015	Change
Mexican crude oil basket (USD/b)	97.09	53.95	-44.4%	(43.14)	94.75	49.70	-47.6%	(45.05)
Regular gasoline in the USCGM (USD¢/gal)	293.23	197.74	-32.6%	(95.49)	281.07	176.38	-37.2%	(104.70)
LPG price by Decree (MXN/t)	9.02	9.41	4.3%	0.39	8.91	9.41	5.6%	0.50
International reference LPG (MXN/t)	9.48	6.58	-30.6%	(2.90)	10.61	6.48	-38.9%	(4.13)
Natural gas (Henry Hub)(USD/MMBtu)	4.68	2.65	-43.4%	(2.03)	4.95	2.99	-39.6%	(1.96)

	Six months ending Jun. 30,
	2014	2015	Change
MXN per USD	13.0323	15.5676	19.5%	2.54

PEMEX

Consolidated Income Statement

	Second quarter (Apr.-Jun.)						Six months ending Jun. 30,
	2014	2015	Change		2015	2014	2015	Change		2015
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total sales	409,070	308,864	-24.5%	(100,207)	19,840	816,004	588,363	-27.9%	(227,641)	37,794
Domestic sales	241,793	190,145	-21.4%	(51,648)	12,214	472,837	360,890	-23.7%	(111,947)	23,182
Exports	165,673	115,427	-30.3%	(50,246)	7,415	338,864	220,588	-34.9%	(118,276)	14,170
Services income	1,604	3,291	105.2%	1,687	211	4,303	6,885	60.0%	2,582	442
Cost of sales	217,375	218,575	0.6%	1,200	14,040	427,707	413,078	-3.4%	(14,629)	26,534
Gross income	191,695	90,289	-52.9%	(101,406)	5,800	388,298	175,285	-54.9%	(213,012)	11,260
Other revenues (expenses)	15,716	978	-93.8%	(14,738)	63	32,894	2,317	-93.0%	(30,577)	149
IEPS accrued	14,974	831	-94.4%	(14,143)	53	30,878	1,320	-95.7%	(29,558)	85
Other	742	147	-80.2%	(595)	9	2,015	997	-50.5%	(1,019)	64
Transportation and distribution expenses	7,995	8,516	6.5%	521	547	15,323	17,751	15.8%	2,428	1,140
Administrative expenses	28,325	28,825	1.8%	500	1,852	53,609	57,493	7.2%	3,883	3,693
Operating income (loss)	171,091	53,926	-68.5%	(117,165)	3,464	352,259	102,359	-70.9%	(249,901)	6,575
Total interest expense	(11,004)	(15,834)	43.9%	(4,830)	(1,017)	(21,986)	(30,991)	41.0%	(9,005)	(1,991)
Total interest income	714	1,295	81.4%	581	83	1,228	3,057	148.9%	1,829	196
Income (cost) due to financial derivatives	629	1,318	109.7%	690	85	3,032	(14,867)	-590.4%	(17,899)	(955)
Foreign exchange profit (loss)	3,506	(28,731)		(32,237)	(1,846)	3,419	(45,344)	-1426.3%	(48,763)	(2,913)
Profit sharing in non-consolidated subsidiaries and affiliates	692	1,168	68.8%	476	75	1,827	1,207	-33.9%	(620)	78
Income before taxes and duties	165,628	13,142	-92.1%	(152,486)	844	339,779	15,421	-95.5%	(324,359)	991
Taxes and duties	217,923	97,772	-55.1%	(120,151)	6,280	428,028	200,597	-53.1%	(227,431)	12,886
Net income (loss)	(52,295)	(84,630)	61.8%	(32,335)	(5,436)	(88,249)	(185,176)	109.8%	(96,927)	(11,895)
Other comprehensive results	636	(1,449)		(2,085)	(93)	634	4,454	602.4%	3,820	286
Investment in equity securities	1,258	(493)	-139.2%	(1,751)	(32)	1,419	(548)	-138.6%	(1,966)	(35)
Actuarial losses due to employee benefits	18	0		(18)	0	18	—	-100.0%	(18)	—
Conversion effect	(640)	(956)	49.4%	(316)	(61)	(802)	5,002	-723.8%	5,804	321
Comprehensive income (loss)	(51,660)	(86,079)		(34,420)	(5,529)	(87,615)	(180,722)	106.3%	(93,107)	(11,609)

PEMEX Preliminary Results as of June 30, 2015	10 / 21

www.pemex.com

PEMEX

PEMEX

Financial Ratios

	Second quarter (Apr.-Jun.)			Six months ending Jun. 30,
	2014	2015	Change	2014	2015	Change
Cost of sales / Total revenues (including negative IEPS credit)	51.3%	70.6%	19.3	50.5%	70.1%	19.5
D&A / Operating costs & expenses	14.0%	15.9%	1.9	14.7%	15.9%	1.2
Operating income / Total revenues (including negative IEPS credit)	40.3%	17.4%	(22.9)	41.6%	17.4%	(24.2)
Taxes and duties / Total revenues (including negative IEPS credit)	51.4%	31.6%	(19.8)	50.5%	34.0%	(16.5)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Interest expense	21.5	8.3	(13.3)	22.1	8.1	(14.1)

PEMEX

Sales and Services Revenues

	Second quarter (Apr.-Jun.)						Six months ending Jun. 30,
	2014	2015	Change		2015	2014	2015	Change		2015
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total revenues from sales and services	409,070	308,864	-24.5%	(100,207)	19,840	816,004	588,363	-27.9%	(227,641)	37,794
Domestic sales (including negative IEPS recovery)	256,767	190,976	-25.6%	(65,791)	12,268	503,715	362,210	-28.1%	(141,506)	23,267
Domestic sales	241,793	190,145	-21.4%	(51,648)	12,214	472,837	360,890	-23.7%	(111,947)	23,182
Dry gas	22,431	13,375	-40.4%	(9,056)	859	46,188	26,485	-42.7%	(19,702)	1,701
Petroleum products (including negative IEPS recovery)	227,228	170,942	-24.8%	(56,286)	10,981	442,834	321,819	-27.3%	(121,016)	20,672
Petroleum products	212,254	170,111	-19.9%	(42,143)	10,927	411,956	320,498	-22.2%	(91,458)	20,588
IEPS	14,974	831	-94.4%	(14,143)	53	30,878	1,320	-95.7%	(29,558)	85
Gasolines	107,981	91,335	-15.4%	(16,646)	5,867	210,610	167,630	-20.4%	(42,980)	10,768
Fuel oil	12,638	4,662	-63.1%	(7,976)	299	20,904	7,790	-62.7%	(13,114)	500
Diesel	57,736	43,736	-24.2%	(14,000)	2,809	111,235	82,713	-25.6%	(28,522)	5,313
LPG	18,107	18,442	1.8%	335	1,185	37,308	39,313	5.4%	2,005	2,525
Jet fuel	9,334	7,267	-22.1%	(2,067)	467	19,058	13,782	-27.7%	(5,276)	885
Other	6,458	4,670	-27.7%	(1,788)	300	12,841	9,271	-27.8%	(3,570)	596
Petrochemical products	7,108	6,659	-6.3%	(449)	428	14,693	13,906	-5.4%	(787)	893
Exports	165,673	115,427	-30.3%	(50,246)	7,415	338,864	220,588	-34.9%	(118,276)	14,170
Crude oil and condensates	124,667	81,287	-34.8%	(43,379)	5,222	255,528	154,095	-39.7%	(101,433)	9,898
Dry gas	18	6	-66.1%	(12)	0	37	13	-64.3%	(24)	1
Petroleum products	40,341	33,810	-16.2%	(6,531)	2,172	82,296	66,080	-19.7%	(16,216)	4,245
Petrochemical products	586	248	-57.7%	(338)	16	811	343	-57.7%	(468)	22
Suphur	62	76	22.2%	14	5	192	57	-70.5%	(135)	4
Services revenues	1,604	3,291	105.2%	1,687	211	4,303	6,885	60.0%	2,582	442

PEMEX Preliminary Results as of June 30, 2015	11 / 21

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PEMEX

PEMEX

Operating Costs and Expenses

	Second quarter (Apr.-Jun.)						Six months ending Jun. 30,
	2014	2015	Change		2015	2014	2015	Change		2015
	(MXN million)				(USD million)	(MXN million)				(USD million)
Operating costs and expenses	253,695	255,916	0.9%	2,221	16,439	496,639	488,321	-1.7%	(8,318)	31,368
Cost of sales	217,375	218,575	0.6%	1,200	14,040	427,707	413,078	-3.4%	(14,629)	26,534
Operating expenses	28,668	31,448	9.7%	2,780	2,020	52,098	57,477	10%	5,380	3,692
Purchases for resale	88,438	85,929	-2.8%	(2,509)	5,520	187,804	155,118	-17%	(32,686)	9,964
Hydrocarbon exploration duty	—	494		494	32	—	494		494	32
Hydrocarbon exploration activity tax	—	645		645	41	—	645		645	41
Hydrocarbon extraction duty	—	26,584		26,584	1,708	—	26,584		26,584	1,708
Hydrocarbon extraction activity tax	—	1,396		1,396	90	—	1,396		1,396	90
Other	100,269	72,078	-28.1%	(28,191)	4,630	187,805	171,363		(16,442)	11,008
Transportation and distribution expenses	7,995	8,516	6.5%	521	547	15,323	17,751	15.8%	2,428	1,140
Administrative expenses	28,325	28,825	1.8%	500	1,852	53,609	57,493	7.2%	3,883	3,693
Net cost for the period of employee benefits	29,549	34,950	18.3%	5,401	2,245	59,111	68,757	16.3%	9,646	4,417
Depreciation and amortization expenses	35,604	40,681	14.3%	5,078	2,613	73,174	77,652	6.1%	4,478	4,988

Note: “Other” includes depreciation, amortizations, impairment, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX

Interest expense & interest income

	Second quarter (Apr.-Jun.)						Six months ending Jun. 30,
	2014	2015	Change		2015	2014	2015	Change		2015
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total interest expense	(14,082)	(17,807)	26.4%	(3,725)	(1,144)	(27,171)	(51,431)	89.3%	(24,261)	(3,304)
Interest expense	(11,004)	(15,834)	43.9%	(4,830)	(1,017)	(21,986)	(30,991)	41.0%	(9,005)	(1,991)
Income (cost) by financial derivatives	(3,079)	(1,973)	-35.9%	1,106	(127)	(5,184)	(20,440)	294.3%	(15,256)	(1,313)
Total interest income	4,421	4,586	3.7%	165	295	9,444	8,630	-8.6%	(815)	554
Interest income	714	1,295	81.4%	581	83	1,228	3,057	148.9%	1,829	196
Income (cost) by financial derivatives	3,707	3,291	-11.2%	(416)	211	8,216	5,573	-32.2%	(2,643)	358

PEMEX

Taxes and Duties

	Second quarter (Apr.-Jun.)						Six months ending Jun. 30,
	2014	2015	Change		2015	2014	2015	Change		2015
	(MXN million)				(USD million)	(MXN million)				(USD million)
Total taxes and duties	217,923	97,772	-55.1%	(120,151)	6,280	428,028	200,597	-53.1%	(227,431)	12,886
Duties	213,982	95,404	-55.4%	(118,578)	6,128	421,658	195,258	-53.7%	(226,400)	12,543
Ordinary hydrocarbons duty	181,286	—		(181,286)	—	357,227	—	-100.0%	(357,227)	—
Special hydrocarbons duty	802	—		(802)	—	1,582	—	-100.0%	(1,582)	—
Extraction of hydrocarbons duty	1,020	—		(1,020)	—	2,085	—	-100.0%	(2,085)	—
Duty on regulation and supervision in exploration and exploration of hydrocarbons	96	—		(96)	—	189	—	-100.0%	(189)	—
Duty for the Fund of Scientific and Technological	2,069	—		(2,069)	—	4,089	—	-100.0%	(4,089)	—
Research on Energy
Duty for oil monitoring	9.6	—		(9.6)	—	18.9	—	-100.0%	(18.9)	—
Hydrocarbons duty for the stabilization fund	26,405	—		(26,405)	—	52,689	—	-100.0%	(52,689)	—
Extraordinary duty on crude oil exports	2,072	—		(2,072)	—	3,391	—	-100.0%	(3,391)	—
Additional duty on hydrocarbons	223	—		(223)	—	386	—	-100.0%	(386)	—
Profit sharing duty	—	106,571		106,571	6,846
Hydrocarbon extraction duty	—	(10,920)		(10,920)	(701)
Hydrocarbon exploration duty	—	(247)		(247)	(16)	—	195,258	—	195,258	12,543
Hydrocarbon income tax	3,142	—		(3,142)	—	—	—	—	—	—
Hydrocarbon exploration and extraction activity tax	—	(1,021)		(1,021)	(66)
Income tax and other	799	3,389	324.3%	2,590	218	—	—	—	—	—

PEMEX Preliminary Results as of June 30, 2015	12 / 21

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PEMEX

PEMEX

Selected Indices

	As of June 30,
Pemex - Exploration and Production	2014	2015	Change	2015
				(USD/boe)
Total sales / Hydrocarbons production (MXN/boe)	914.6	590.9	(323.7)	38.0
Operating income / Hydrocarbons production (MXN/boe)	623.2	242.7	(380.6)	15.6
Net income / Hydrocarbons production (MXN/boe)	(45.8)	(204.3)	(158.5)	(13.1)
Taxes and duties / Operating income (%)	104.0%	133.9%	29.9

PEMEX Preliminary Results as of June 30, 2015	13 / 21

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PEMEX

PEMEX

Consolidated Balance Sheet

	As of December 31,	As of June 30,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Total assets	2,128,368	2,121,733	-0.3%	(6,636)	136,292
Current assets	289,327	252,611	-12.7%	(36,716)	16,227
Cash and cash equivalents	117,989	91,259	-22.7%	(26,730)	5,862
Accounts, notes receivable and other	114,423	107,603	-6.0%	(6,820)	6,912
Inventories	49,939	46,101	-7.7%	(3,838)	2,961
Available for sale financial assets	5,415	5,507	1.7%	92	354
Derivative financial instruments	1,563	2,141	37.0%	579	138
Permanent investment in shares of associates	22,015	24,359	10.6%	2,344	1,565
Property, plant and equipment	1,783,374	1,814,181	1.7%	30,807	116,536
Deferred taxes	4,143	2,004	-51.6%	(2,139)	129
Restricted cash	6,884	7,280	5.7%	396	468
Other assets	22,625	21,298	-5.9%	(1,327)	1,368
Total liabilities	2,896,089	3,060,176	5.7%	164,086	196,573
Current liabilities	334,159	295,576	-11.5%	(38,583)	18,987
Short-term financial debt	145,866	168,098	15.2%	22,232	10,798
Suppliers	116,178	58,569	-49.6%	(57,609)	3,762
Accounts and accrued expenses payable	12,235	18,791	53.6%	6,556	1,207
Derivative financial instruments	17,460	21,533	23.3%	4,073	1,383
Taxes and duties payable	42,420	28,584	-32.6%	(13,836)	1,836
Long-term liabilities	2,561,930	2,764,599	7.9%	202,670	177,587
Long-term financial debt	997,384	1,163,208	16.6%	165,823	74,720
Reserve for employee benefits	1,474,089	1,517,203	2.9%	43,114	97,459
Reserve for diverse credits	78,423	72,111	-8.0%	(6,311)	4,632
Other liabilities	7,718	10,695	38.6%	2,977	687
Deferred taxes	4,316	1,383	-68.0%	(2,933)	89
Total equity	(767,721)	(938,443)	22.2%	(170,722)	(60,282)
Holding	(768,066)	(938,672)	22.2%	(170,606)	(60,296)
Certificates of contribution “A”	134,605	144,605	7.4%	10,000	9,289
Federal Government Contributions	43,731	43,731	0.0%	—	2,809
Legal Reserve	1,002	1,002	0.0%	—	64
Comprehensive accumulated results	(394,594)	(390,150)	-1.1%	4,445	(25,062)
Retained earnings (accumulated losses)	(552,809)	(737,859)	33.5%	(185,051)	(47,397)
From prior years	(287,606)	(552,809)	92.2%	(265,203)	(35,510)
For the year	(265,203)	(185,051)	-30.2%	80,153	(11,887)
Participation of non-holding entities	345	229	-33.7%	(116)	15
Total liabilities and equity	2,128,368	2,121,733	-0.3%	(6,636)	136,292

PEMEX Preliminary Results as of June 30, 2015	14 / 21

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PEMEX

PEMEX

Selected Financial Indices

	As of Dec. 31,	As of June 30,
	2014	2015	Change
Property, plant and equipment / Assets	83.8%	85.5%	1.7
Financial debt / Total liabilities and equity	53.7%	62.7%	9.0
Working capital (MXN million)	(44,832)	(42,965)	1,867

PEMEX

Consolidated total financial debt

	As of Dec. 31,	As of June 30,
	2014	2015	Change		2015
		(MXN million)			(USD million)
Total financial debt	1,143,251	1,331,306	16.4%	188,055	85,518
Short-term	145,866	168,098	15.2%	22,232	10,798
Long-term	997,384	1,163,208	16.6%	165,823	74,720
Cash and cash equivalents	117,989	91,259	-22.7%	(26,730)	5,862
Total net financial debt	1,025,262	1,240,047	20.9%	214,785	79,656

PEMEX Preliminary Results as of June 30, 2015	15 / 21

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PEMEX

PEMEX

Financial debt maturity profile

	As of June 30, 2015
	(MXN million)	(USD million)
Total financial debt	1,331,306	85,518
In Mexican pesos	320,060	20,559
2015	43,504	2,795
Janaury - June 2016	26,732	1,717
July 2016 - June 2017	12,536	805
July 2017 - June 2018	20,924	1,344
July 2018 - June 2019	19,052	1,224
July 2019 and forward	197,312	12,675
Other currencies	1,011,246	64,958
2015	83,169	5,342
Janaury - June 2016	14,693	944
July 2016 - June 2017	62,084	3,988
July 2017 - June 2018	77,158	4,956
July 2018 - June 2019	84,708	5,441
July 2019 and forward	689,434	44,286

PEMEX

Exposure of Debt Principal(1)

	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,
	2014	2015	2014	2015	2014	2015
	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	70.8%	72.9%	29.2%	27.1%
USD	74.7%	75.5%	78.0%	79.5%	22.0%	20.5%
MXN	24.2%	23.4%	47.2%	50.2%	52.8%	49.8%
EUR	0.0%	0.0%	100.0%	100.0%	0.0%	0.0%
JPY	0.0%	0.0%	0.0%	0.0%	100.0%	100.0%
UDIs	1.1%	1.1%	100.0%	100.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

PEMEX Preliminary Results as of June 30, 2015	16 / 21

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PEMEX

PEMEX

Derivative Financial Instruments

	As of December 31,	As of June 30,
	2014	2015	Change	2015
	(MXN million)			(USD million)
Derivative financial instruments linked to debt and assets
Mark to market (MXN million)	(15,824)	(18,809)	(2,986)	(1,208)
Interest rate swaps	(180)	(150)	30	(10)
Cross currency swaps	(13,722)	(15,158)	(1,437)	(974)
Extinguishing cross currency swaps	(1,922)	(3,501)	(1,579)	(225)
Face value (MXN million)	186,664	227,035	40,371	14,584
Interest rate swaps	17,570	18,000	430	1,156
Cross currency swaps	152,222	191,188	38,966	12,281
Extinguishing cross currency swaps	16,873	17,847	974	1,146
Natural gas derivative financial instruments
Mark to market (MXN million)	3.6	3.6	(0.1)	0.2
Long swaps	(36.9)	(24.0)	12.8	(1.5)
Short swaps	40.4	27.2	(13.2)	1.7
Long options	2	41	39	2.6
Short options	(2)	(41)	(39)	(2.6)
Volume (MMBtu)	—	16	16
Long swaps	3,173,172	2,915,199	(257,973)
Short swaps	(3,173,172)	(2,915,199)	257,973
Long options	2,554,450	9,543,328	6,988,878
Short options	(2,554,450)	(9,543,312)	(6,988,862)
Propane derivative financial instruments
Mark to market (MXN million)
Long swaps	—	(512)	(512)	(33)
Volume (Gallons)
Long swaps	—	10	10
Crude oil and petroleum products derivative financial instruments classified as cash and cash equivalents for accounting purposes due to high liquidity
Mark to market (MXN million)	1,950	(174)	(2,124)	(11)
Stock market futures	118	(39)	(157)	(2)
Stock market swaps	1,832	(136)	(1,968)	(9)
Net volume (MM barrels)	(8.6)	(8.2)	0.4
Stock market futures	(1.7)	(0.7)	1.0
Stock market futures	(6.9)	(7.5)	(0.6)
Derivative financial instruments fo PMI
Mark to market (MXN million)
Interest rate swaps OTC markets	(70)	(74)	(4)	(5)
Face value (MXN million)
Interest rate swaps OTC markets	1,693	1,670	(23)	107

Note: the fair value of the Derivative Financial Instruments has been adjusted in accordance with International Financial Reporting Standards (IFRS).

PEMEX Preliminary Results as of June 30, 2015	17 / 21

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PEMEX

PEMEX

Consolidated Statements of Cash Flows

	As of June 30,
	2014	2015	Change		2015
	(MXN million)				(USD million)
Operating activities
Net income (loss)	(88,249)	(185,176)	109.8%	(96,927)	(11,895)
Items related to investing activities	88,494	87,459	-1.2%	(1,036)	5,618
Depreciation and amortization	73,174	77,652	6.1%	4,478	4,988
Impairment of properties, plant and equipment	8,678	(3,013)	-134.7%	(11,691)	(194)
Unsuccessful wells	5,559	9,517	71.2%	3,958	611
Retirement of property, plant and equipment	2,597	4,070	56.7%	1,473	261
Realized profit (loss) by investments in equity securities	189	—		(189)	—
Profit sharing in non-consolidated subsidiaries and affiliates	(1,827)	(1,207)	-33.9%	620	(78)
Dividends received	(504)	(171)	-66.0%	333	(11)
Effects of net present value of reserve for well abandonment	629	611	-2.9%	(18)	39
Activities related to financing activities	17,686	76,402	332.0%	58,716	4,908
Amortization of primes, discounts, profits and debt issuance expenses	(997)	(2,096)	110.2%	(1,099)	(135)
Interest expense (income)	21,824	29,812	36.6%	7,989	1,915
Unrealized loss (gain) from foreign exchange fluctuations	(3,141)	48,686	-1650.2%	51,827	3,127
Subtotal	17,931	(21,315)	-218.9%	(39,247)	(1,369)
Funds provided by (used in) operating activities	5,257	(19,591)	-472.7%	(24,848)	(1,258)
Financial instruments for negotiation	1,087	3,495	221.4%	2,407	224
Accounts and notes receivable	(8,363)	(5,780)	-30.9%	2,583	(371)
Inventories	13,384	3,838	-71.3%	(9,546)	247
Other assets	(5,715)	(5,914)	3.5%	(199)	(380)
Accounts payable and accrued expenses	2,205	6,556	197.3%	4,351	421
Taxes paid	15,944	(1,461)	-109.2%	(17,405)	(94)
Suppliers	(47,714)	(57,609)	20.7%	(9,895)	(3,701)
Reserve for diverse credits	1,211	(5,036)	-515.8%	(6,246)	(323)
Reserve for employees benefits	34,111	43,114	26.4%	9,003	2,769
Deferred taxes	(894)	(795)	-11.1%	99	(51)
Net cash flow from operating activities	23,188	(40,906)	-276.4%	(64,094)	(2,628)
Investing activities
Acquisition of property, plant and equipment	(92,594)	(100,325)	8.3%	(7,731)	(6,444)
Exploration expenses	(448)	(2,276)	408.0%	(1,828)	(146)
Investment in securities	(118)	(31)	-73.7%	87	(2)
Dividends received	336	—		(336)	—
Financial instruments available for sale	12,735	—		(12,735)	—
Net cash flow from investing activities	(80,089)	(102,633)	28.1%	(22,544)	(6,593)
Cash needs related to financing activities	(56,901)	(143,539)	152.3%	(86,638)	(9,220)
Financing activities
Increase of contributions from the Federal Government	2,000	10,000	400.0%	8,000	642
Retirement of contributions from the Federal Government	(190)	—		190	—
Loans obtained from financial institutions	177,846	228,348	28.4%	50,503	14,668
Amortization of loans	(94,105)	(97,823)	4.0%	(3,718)	(6,284)
Interest paid	(20,468)	(26,973)	31.8%	(6,505)	(1,733)
Net cash flow from financing activities	65,083	113,552	74.5%	48,470	7,294
Net Increase (decrease) in cash and cash equivalents	8,182	(29,987)	-466.5%	(38,168)	(1,926)
Effect of change in cash value	(513)	3,257	-734.9%	3,770	209
Cash and cash equiv. at the beginning of the period	80,746	117,989	46.1%	37,243	7,579
Cash and cash equivalents at the end of the period	88,414	91,259	3.2%	2,845	5,862

PEMEX Preliminary Results as of June 30, 2015	18 / 21

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PEMEX

PEMEX

EBITDA Reconciliation

	Second quarter (Apr.-Jun.)
	2014	2015	Change		2015
	(MXN million)				(USD million)
Net loss	(52,295)	(84,630)	-61.8%	(32,335)	(5,436)
+ Taxes and duties	217,923	97,772	-55.1%	(120,151)	6,280
- Total interest expense	(11,004)	(15,834)	-43.9%	(4,830)	(1,017)
- Total interest income	714	1,295	81.4%	581	83
- Income (cost) due to financial derivatives	629	1,318	109.7%	690	85
- Foreign exchange fluctuation	3,506	(28,731)	-919.4%	(32,237)	(1,846)
+ Depreciation and amortization	35,604	40,681	14.3%	5,078	2,613
+ Net cost for the period of employee benefits	29,549	34,950	18.3%	5,401	2,245
EBITDA	236,935	130,725	-44.8%	(106,210)	8,397

PEMEX Preliminary Results as of June 30, 2015	19 / 21

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PEMEX

PEMEX

Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Commercial entities	Petróleos Mexicanos and Subsidiary Companies	Intersegment eliminations	Total
				(MXN million)
Six months ending Jun. 30, 2015
Total sales	355,149	309,855	96,621	20,835	391,549	36,145	(621,790)	588,363
External clients	—	280,028	66,956	13,906	220,588	—	—	581,478
Intersegment	355,149	27,621	28,393	6,433	170,531	619	(588,746)	—
Revenues from services	—	2,207	1,271	495	430	35,526	(33,044)	6,885
Cost of sales	187,473	328,407	90,567	20,062	378,174	3,232	(594,837)	413,078
Gross income (loss)	167,675	(18,552)	6,054	772	13,376	32,913	(26,953)	175,285
Other revenues (expenses)	810	392	418	37	833	320	(493)	2,317
Transportation and distribution expenses	—	16,845	2,030	678	209	0	(2,012)	17,751
Administrative expenses	22,609	16,456	5,793	7,263	1,063	29,743	(25,434)	57,493
Operating income (loss)	145,877	(51,461)	(1,351)	(7,131)	12,936	3,490	(1)	102,359
Total interest expense	(43,241)	(5,623)	(808)	(103)	(570)	(42,332)	61,685	(30,991)
Total interest income	8,032	48	1,270	11	562	54,812	(61,678)	3,057
Income (cost) due to financial derivatives	—	—	3	—	(1,379)	(13,490)	—	(14,867)
Foreign exchange profit (loss)	(37,820)	(2,136)	(23)	(1)	(17)	(5,348)	—	(45,344)
Profit sharing in non-consolidated subsidiaries and affiliates	(382)	—	300	—	1,316	(180,373)	180,346	1,207
Taxes and duties	195,258	—	888	—	3,915	536	—	200,597
Net income (loss)	(122,793)	(59,172)	(1,496)	(7,224)	8,933	(183,777)	180,353	(185,176)
Depreciation and amortization	66,238	5,877	3,630	1,459	42	408	—	77,652
Cost of the reserve for employee benefits	21,081	21,364	5,343	6,404	93	14,472	—	68,757
Acquisition of wells, pipelines, properties, plant and equipment	—	—	—	—	—	—	—	—
As of June 30, 2015
Total assets	1,899,766	348,357	206,903	50,202	114,665	1,284,303	(1,782,462)	2,121,733
Current assets	510,437	57,320	102,125	10,220	95,397	549,328	(1,072,217)	252,611
Investment in securities of associeted companies	1,010	488	5,513	—	10,554	(426,327)	433,119	24,359
Property, plant and equipment	1,367,303	289,089	97,669	38,868	2,694	18,558	—	1,814,181
Total liabilities	1,826,088	895,214	144,518	156,542	67,142	2,186,253	(2,215,581)	3,060,176
Current liabilities	161,023	391,699	27,951	12,449	59,967	703,334	(1,060,847)	295,576
Long-term liabilities	1,665,065	503,515	116,567	144,092	7,175	1,482,919	(1,154,735)	2,764,599
Long-term debt	1,131,977	21,033	1,118	201	3,533	1,146,498	(1,141,153)	1,163,208
Reserve for employee benefits	461,832	476,399	114,544	143,700	771	319,956	—	1,517,203
Equity	73,678	(546,857)	62,384	(106,340)	47,523	(901,950)	433,119	(938,443)
Six months ending Jun. 30, 2014
Total sales	595,060	416,916	129,790	23,065	553,710	35,249	(937,786)	816,004
External clients	—	373,678	84,466	14,693	338,864	—	—	811,701
Intersegment	595,060	41,159	45,324	8,372	214,463	32,987	(937,366)	—
Revenues from services	—	2,079	—	—	383	2,262	(420)	4,303
Cost of sales	167,603	468,757	122,545	24,282	547,811	1,255	(904,546)	427,707
Gross income (loss)	427,457	(51,842)	7,245	(1,216)	5,899	33,994	(33,240)	388,298
Other revenues (expenses)	2,445	29,145	(523)	485	232	1,232	(121)	32,894
Transportation and distribution expenses	—	13,503	1,386	449	205	0	(220)	15,323
Administrative expenses	24,397	19,791	6,614	7,728	733	27,515	(33,169)	53,609
Operating income (loss)	405,505	(55,990)	(1,279)	(8,908)	5,193	7,710	29	352,260
Total interest expense	(24,799)	(5,248)	(155)	(34)	(514)	(32,492)	41,256	(21,986)
Total interest income	8,018	216	1,443	87	526	32,191	(41,253)	1,228
Income (cost) due to financial derivatives	—	—	(1)	—	(217)	3,250	(0)	3,032
Foreign exchange profit (loss)	2,995	177	(22)	(0)	(27)	295	—	3,419
Profit sharing in non-consolidated subsidiaries and affiliates	149	—	692	—	921	(91,943)	92,008	1,827
Taxes and duties	421,658	—	(150)	—	1,265	5,255	—	428,028
Net income (loss)	(29,790)	(60,846)	829	(8,855)	4,617	(86,243)	92,039	(88,249)
Depreciation and amortization	62,283	5,623	3,533	1,343	6	387	—	73,174
Cost of the reserve for employee benefits	18,273	18,464	4,515	5,594	80	12,185	—	59,111
Acquisition of wells, pipelines, properties, plant and	—	—	—	—	—	—	—	—
equipment
As of December 31, 2014
Total assets	1,953,828	535,095	210,626	108,445	102,955	1,580,485	(2,363,066)	2,128,368
Current assets	579,202	255,407	105,122	68,243	83,346	505,950	(1,307,942)	289,327
Investment in securities of associeted companies	1,393	488	5,060	—	8,484	67,164	(60,574)	22,015
Property, plant and equipment	1,347,194	277,720	99,635	38,929	2,421	17,476	—	1,783,374
Total liabilities	1,694,873	828,577	145,191	148,149	67,267	2,314,525	(2,302,492)	2,896,089
Current liabilities	206,711	330,309	31,966	8,230	57,266	1,000,368	(1,300,690)	334,159
Long-term liabilities	1,488,161	498,268	113,225	139,920	10,001	1,314,157	(1,001,802)	2,561,930
Long-term debt	963,275	23,142	1,118	191	3,589	986,026	(979,956)	997,384
Reserve for employee benefits	448,888	463,144	110,913	139,554	641	310,949	—	1,474,089
Equity	258,956	(293,482)	65,435	(39,705)	35,689	(734,040)	(60,574)	(767,721)

PEMEX Preliminary Results as of June 30, 2015	20 / 21

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PEMEX

Investor Relations (+52 55) 1944—9700 ri@pemex.com @PemexGlobal

PEMEX Preliminary Results as of June 30, 2015	21 / 21

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: August 26, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;

•	activities relating to the generation of electrical energy;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico, including developments relating to the implementation of the laws that implement the new legal framework contemplated by the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.